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Exhibit 99.2

DEGOLYER AND MACNAUGHTON
5001 SPRING VALLEY ROAD
SUITE 800 EAST
DALLAS, TEXAS 75244

January 20, 2010

Forest Oil Corporation
107 Seventeenth Street
Suite 3600
Denver, Colorado 80202

Gentlemen:

        Pursuant to your request, we have conducted a reserves audit of the estimates of net proved crude oil, condensate, and natural gas reserves, as of December 31, 2009, prepared by the engineering staff of Forest Oil Corporation (Forest) for interests owned in six fields in Canada. The reserves reviewed are from working and royalty interests in properties located in the six fields. Forest has represented that these properties account for 85 percent on a present worth at 10 percent basis of Forest's net proved reserves in Canada as of December 31, 2009, and that the net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the Securities and Exchange Commission (SEC) of the United States. In accordance with the "Procedure Pertaining to the Auditing of Petroleum Reserve Information" of Forest, we have prepared independent estimates of the proved reserves for the same properties as those which Forest evaluated. This report has been prepared to be used in connection with the Forest 2009 Annual Report on Form 10-K and for other such purposes as may be requested.

        Reserves included herein are expressed as net reserves as represented by Forest. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2009. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Forest after deducting all interests owned by others.

        Forest has represented that estimated net proved reserves attributable to the reviewed properties are based on the definitions of proved reserves of the SEC.

        Forest represents that its estimates of the net proved reserves attributable to these properties, which represent 11.6 percent of Forest's total reserves on a net equivalent basis, are as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and millions of cubic feet equivalent (MMcfe):

	Estimated by Forest Net Proved Reserves as of December 31, 2009
	Liquids (Mbbl)	Natural Gas (MMcf)	Gas Equivalent (MMcfe)
Fields Audited by DeGolyer and MacNaughton	15,141	155,610	246,454
Not Audited by DeGolyer and MacNaughton	1,713	65,591	75,871
Total Canada Reserves	16,854	221,201	322,325
Note:
Liquids are converted to gas equivalent using a factor of 6,000 cubic feet of gas equivalent per 1 barrel.

        In our opinion, the information relating to estimated proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, and 932-235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries—Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and

Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4-10(a) (1)-(32) of Regulation S-X and Rules 302(b), 1201, and 1202(a) (1), (2), (3), (4), (8) of Regulation S—K of the Securities and Exchange Commission.

        In comparing the detailed net proved reserves estimates prepared by us and by Forest of the properties in the six fields audited, we have found differences, both positive and negative in reserves estimates for individual properties. These differences appear to be compensating to a great extent when considering the reserves of Forest, in total, for the properties reviewed, resulting in an overall difference of 9.9 percent when compared on a net gas equivalent basis.

        Estimates of oil, condensate, natural gas liquids, and natural gas should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

        Data used in this audit were obtained from reviews with Forest personnel, Forest files, from records on file with the appropriate regulatory agencies, and from public sources. Additionally, this information includes data supplied by Petroleum Information/Dwights LLC; Copyright 2009 Petroleum Information/Dwights LLC. In the preparation of this report we have relied, without independent verification, upon such information furnished by Forest with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

        Estimates of reserves were prepared by the use of standard geological and engineering methods generally accepted by the petroleum industry. The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history. These assumptions, data, methods, and procedures are considered appropriate for the purpose for which this report has been prepared.

        When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and the original gas in place (OGIP). Structure and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material balance and other engineering methods were used to estimate OOIP or OGIP.

        Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material balance and other engineering methods were used to estimate recovery factors. An analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.

        For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production or to the limit of the production licenses as appropriate.

        Petroleum reserves estimated by Forest and by us are classified as proved and are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions.

Definition of Reserves

        Petroleum reserves included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production- decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

        Proved oil and gas reserves—Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

            (i)  The area of the reservoir considered as proved includes: (A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

           (ii)  In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

          (iii)  Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

          (iv)  Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

            (A)  Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based;

    and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

           (v)  Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

        Developed oil and gas reserves—Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

            (i)  Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

           (ii)  Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

        Undeveloped reserves—Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

            (i)  Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

           (ii)  Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

          (iii)  Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4-10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

Primary Economic Assumptions

        The following economic assumptions were used for estimating existing and future prices and costs:

  Oil, Condensate, and Natural Gas Liquids Prices

    Forest has represented that the oil and condensate prices were based on a 12-month average price (reference price), calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. Forest supplied differentials by field to a West Texas Intermediate reference price of $61.08 per barrel and the prices were held constant thereafter.

  Natural Gas Prices

    Forest has represented that the natural gas prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. The gas prices were calculated for each property using differentials to the reference price of $3.451 per MMbtu furnished by Forest and held constant thereafter.

  Operating Expenses and Capital Costs

    Operating expenses and capital costs, based on information provided by Forest, were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. These costs were not escalated for inflation.

        While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant's ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2009, estimated oil and gas volumes. The reserves estimated in this report can be produced under current regulatory guidelines.

        DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over 70 years. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Forest. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Forest and should not be used for purposes other than those for which it is intended. DeGolyer and MacNaughton has used all procedures and methods that it considers necessary to prepare this report.

Submitted, DeGOLYER and MacNAUGHTON Texas Registered Engineering Firm F-716 Paul J. Szatkowski, P.E. Senior Vice President DeGolyer and MacNaughton

CERTIFICATE of QUALIFICATION

I, Paul J. Szatkowski, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

  1.
  That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to Forest dated January 20, 2010, and that I, as Senior Vice President, was responsible for the preparation of this report.

  2.
  That I attended Texas A&M University, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 1974; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers and the American Association of Petroleum Geologists; and that I have in excess of 35 years of experience in the oil and gas reservoir studies and reserves evaluations.

Paul J. Szatkowski, P.E. Senior Vice President DeGolyer and MacNaughton

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  Exhibit 99.2